CVII-0001

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC. FOR CERTAIN

PORTIONS OF A RESPONSE TO THE COMMISSION’S COMMENT NO. 4 REPRODUCED BELOW.

January 22, 2016	Heath D. Linsky
404-504-7691
VIA EDGAR	hdl@mmmlaw.com
www.mmmlaw.com

Jennifer Monick

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT II, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 26, 2015
File No. 333-191706

Dear Ms. Monick:

On behalf of Carter Validus Mission Critical REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 22, 2015 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed March 26, 2015 (the “Form 10-K”). For reference purposes, the Staff’s comments are reproduced below in bold with the Company’s responses immediately following.

The Company has noted below the response and related supplemental information for which the Company requests, pursuant to Commission Rule 83, confidential treatment from disclosure under the Freedom of Information Act (“FOIA”), 17 C.F.R. § 200.83. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the request. If any request is made for disclosure of these items, the Company would appreciate being notified promptly, so that the Company may provide further support for its request of confidentiality.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta  •  Washington, DC  •  Raleigh-Durham  •  Savannah

International Marketing Office:  Beijing

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0002

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

Form 10-K for the fiscal year ended December 31, 2014

General

1.	In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Response:    As noted on page 6 of the Form 10-K, in evaluating potential property acquisitions, the Company applies credit underwriting criteria to the existing tenants of such properties. Similarly, to the extent possible, the Company applies credit underwriting criteria to potential new tenants when the Company re-leases properties in its portfolio. The Company considers a tenant to be creditworthy if it has an investment grade debt rating by Moody’s Investors Service of Baa3 or better or credit rating by Standard & Poor’s Financial Services, LLC of BBB- or better, or similar rating from another credit rating agency, or its payments are guaranteed by a company with such a rating.

On a periodic basis, the Company monitors the credit quality of its tenants by various methods including, but not limited to, reviews of tenants’ financial statements, scheduled property visits, quarterly earnings calls, face to face meetings and reviews of credit ratings through reputable credit rating agencies.

As requested by the Staff, in future filings made with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beginning with the annual report on Form 10-K for the year ended December 31, 2015, the Company will describe the process it undertakes to monitor tenant credit quality. In this regard, please note that the Company intends to add disclosure that is substantially similar to the following in future Exchange Act filings: “We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep.” We will also disclose any material changes in tenant credit quality in future Exchange Act filings.

Results of Operations, page 64

2.	In future Exchange Act periodic reports, please address the relative impact on period to period changes of same store and non-same store performance. Within same store, please

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0003

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

Response:    The Company advises the Staff that as of December 31, 2014, the Company did not have any same store properties as it acquired its first property on July 31, 2014. The Company defines “same store property” as all of the Company’s consolidated properties that were owned for the entirety of both of the balance sheet periods presented. The Company undertakes to disclose in future Exchange Act filings the relative impact on period to period changes of same store and non-same store performance and the relative impact of occupancy and rent rate changes, as applicable. In addition, the Company will describe the properties owned at the end of the applicable period that are considered same store and non-same store.

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Real Estate, page F-9

3.	We note you determine that properties acquired without an existing lease in place are accounted as an asset acquisition. With regard to your healthcare property asset acquisitions, please clarify for us if you are purchasing anything other than land and building, such as, but not limited to, medical records, medical equipment and licenses. To the extent you are purchasing additional items, please tell us how you determined these acquisitions are asset acquisitions. Within your response, please reference the authoritative accounting literature management relied upon.

Response:    During the year ended December 31, 2014, the Company acquired one healthcare property that it determined to be an asset acquisition – the New England Sinai Medical Center. The acquisition of the New England Sinai Medical Center consisted solely of land, building, and improvements. The asset acquired did not include medical records, medical equipment, licenses, employees, sales force, production techniques operating rights or a market distribution system. The Company does not intend to acquire such items in connection with future acquisitions of properties; however, to the extent that it does, the Company would assess compliance with the then authoritative accounting literature.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 11. Business Combinations, page 15

4.	Regarding your acquisitions in 2015 and 2014, please tell us how you complied with the requirements of Rule 3-05 and Rule 3-14 of Regulation S-X, as applicable, in providing the

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0004

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

required financial information associated with them. Within your response, please provide your significance test calculations. Also, please clarify the nature of the properties acquired and how you considered if they were in the scope of Rule 3-05 or Rule 3-14. Please also clarify if these properties are subject to net leases.

Response:    The Company respectfully advises the Staff that it reviewed the financial reporting requirements of Rule 3-14 of Regulation S-X (“Rule 3-14”) and Rule 3-05 of Regulation S-X (“Rule 3-05”) and determined that Rule 3-05 does not apply to any of the Company’s property acquisitions in 2015 and 2014 because all property acquisitions were acquisitions of “real estate operations” within the meaning of Section 2305.2 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) or were acquisitions of single tenant properties subject to a net lease that are not significant under Section 2340 of the FRM.

The Company further submits that it has been, and continues to be, engaged in a “blind pool” offering, as defined in Section 2325 of the FRM. Section 2305.5 of the FRM allows the Company to include estimated net offering proceeds it expects to raise in its registered offering over the next 12 months when testing the significance of acquisitions of real estate operations, which are referred to in the FRM and in this response letter as “regular property acquisitions,” pursuant to Section 2305.5 of the FRM and when determining whether acquisitions of real estate operations that are subject to single tenant net leases result in a significant asset concentration pursuant to Section 2340 of the FRM. For purposes of these significance tests, the Company determined the estimated amount of net proceeds expected to be raised in 12 months based upon an estimate of the amount the Company expected to raise given the number of financial advisors with whom its dealer manager has existing or potential future relationships and based on fundraising achieved in Carter Validus Mission Critical REIT, Inc. (“CVMCR”), a publicly-registered non-traded REIT conducted by the Company’s sponsor and dealer manager.

The Company and its advisor, in consultation with the Company’s dealer manager, continuously evaluate the estimated amount of net proceeds expected to be raised in the following 12 months on a monthly basis for numerous purposes, including without limitation, to determine whether financial statements are required for property acquisitions and in managing the overall business of the Company’s sponsor and advisor (e.g., anticipated growth of the Company requiring hiring of more personnel, etc.). The principals of the Company’s dealer manager, along with its wholesalers, have significant fundraising experience in the non-traded REIT industry in the independent broker-dealer distribution channel. Specifically, the principals of the Company’s dealer manager were previously principals for another non-traded REIT program, for which they raised approximately $2.3 billion in capital over a 36-month period, including approximately $477 million in the 12 months following that program’s first property acquisition.

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0005

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

In particular, the Company’s dealer manager informed the Company that it considered the following factors in assisting with the estimated amount of net proceeds determination:

As of December 31, 2014, the Company’s offering had been effective for approximately seven months, during which time the cumulative capital raise had already significantly outpaced that of the offering by CVMCR, which raised an aggregate of $1.6 billion from April 26, 2011 (the date CVMCR broke escrow in its offering) to June 6, 2014. During this seven month period, the Company’s dealer manager entered into over 100 selected dealer agreements. During 2015, 88 additional selected dealer agreements were executed, which more than doubled the number of registered broker-dealers participating in the offering from the seven month period described above. The activities in 2015 have further increased the pace of the capital raised to three times that of the capital raised in CVMCR over the same time period.

Property Acquisitions Not Subject to Single Tenant Net Lease Arrangements

For acquisitions of regular property acquisitions, the Company applied Section 2305.5 of the FRM, which provides that the significance threshold is 10% of the Company’s assets as of its most recent balance sheet plus the net proceeds expected to be raised in the Company’s registered offering over the next 12 months. From inception through December 31, 2015, the Company completed the following regular property acquisitions, none of which the Company determined to be a significant acquisition under Section 2305.5 of the FRM:

Property	Acquisition Date	Balance Sheet Date	Investment	Total Assets as of the Balance Sheet Date	Projected Proceeds as of the date acquired (1)	% of Assets as of Acquisition Date plus Net Proceeds
Baylor Surgical Hospital Integrated Medical Facility	12/31/2014	11/30/2014	$2,185,750	[* * *]	[* * *]	[* * *]
Houston Surgical Hospital and LTACH	06/30/2015	05/31/2015	$49,250,000	[* * *]	[* * *]	[* * *]
KMO IMF- Cincinnati I	07/22/2015	06/30/2015	$29,696,445	$258,175,001	[* * *]	[* * *]
Minnetonka Data Center	08/28/2015	07/31/2015	$19,581,048	[* * *]	[* * *]	[* * *]
Baylor Surgery Center at Fort Worth	12/23/2015	11/30/2015	$14,357,550	[* * *]	[* * *]	[* * *]

(1)	Projected proceeds equals proceeds, net of commissions, that the Company expects in good faith to raise in the registered offering over the next 12 months as of the date of acquisition.

[* * *] –Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0006

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

Single Tenant Net Lease Acquisitions

The Company applied Section 2340 to test whether the Company’s acquisitions of single tenant net leased properties resulted in a significant asset concentration, which states in relevant part:

“A triple net lease typically requires the lessee to pay costs normally associated with ownership of the property such as property taxes, insurance, utilities and maintenance costs. Based on these attributes, the leasing arrangement is similar to a financing arrangement for the lessee. When a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent a “significant” portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this asset concentration. An asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.

In circumstances where a registrant acquires a property resulting in a significant asset concentration, the registrant should generally provide full audited financial statements of the lessee or guarantor for the periods required by S-X 3-01 and 3- 02 / S-X 8-02 and 8-03. . . . If a registrant acquires a property subject to a triple net lease and there is a rental history, the registrant should apply S-X 3-14 in situations where there is not a significant asset concentration.”

In accordance with this guidance, the Company assessed whether any of its acquisitions of net leased properties in 2014 and 2015 resulted in an asset concentration requiring the presentation of lessee or guarantor financial statements to enable investors to evaluate potential asset concentration risk to the Company. The Company’s management concluded that none of its acquisitions resulted in an asset concentration of 20% of the Company’s assets as of its most recent balance sheet plus the net proceeds expected to be raised in the registered offering over the next 12 months, and, therefore, tenant financial statements were not required. Because the Company determined that there was not a significant asset concentration, the Company next considered whether Rule 3-14 financial statements were required for its acquisitions of net leased properties with rental histories, and determined that no such financial statements were required because the properties did not exceed the 10% significance threshold for regular property acquisitions, which, as mentioned above, takes into account the net proceeds expected to be raised in the Company’s registered offering over the next 12 months.

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0007

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

From inception through December 31, 2015, the Company completed the following single tenant net-leased property acquisitions:

Property	Acquisition Date	Balance Sheet Date	Investment	Total Assets as of the Balance Sheet Date	Projected Proceeds as of the date acquired (1)	% of Assets as of Acquisition Date plus Net Proceeds
Cy Fair Surgical Center	07/31/2014	06/30/2014	$4,450,000	$242,233	[* * *]	[* * *]
Mercy Healthcare Facility	10/29/2014	09/30/2014	$4,100,000	$16,789,906	[* * *]	[* * *]
Winston-Salem, NC IMF	12/17/2014	11/30/2014	$6,254,000	[* * *]	[* * *]	[* * *]
Baylor Surgical Hospital at Fort Worth	12/31/2014	11/30/2014	$48,210,548	[* * *]	[* * *]	[* * *]
Winter Haven Healthcare Facility	01/27/2015	12/31/2014	$3,803,640	$97,866,469	[* * *]	[* * *]
Heartland Rehabilitation Hospital	02/17/2015	01/31/2015	$24,579,302	[* * *]	[* * *]	[* * *]
Clarion IMF	06/01/2015	05/31/2015	$6,920,000	[* * *]	[* * *]	[* * *]
Post Acute Webster Rehabilitation Hospital	06/05/2015	05/31/2015	$25,719,927	[* * *]	[* * *]	[* * *]
Eagan Data Center	06/29/2015	05/31/2015	$5,800,000	[* * *]	[* * *]	[* * *]
KMO IMF–Augusta	07/22/2015	06/30/2015	$18,029,143	$258,175,001	[* * *]	[* * *]
KMO IMF–Cincinnati II	07/22/2015	06/30/2015	$12,548,760	$258,175,001	[* * *]	[* * *]
KMO IMF–Florence	07/22/2015	06/30/2015	$12,067,438	$258,175,001	[* * *]	[* * *]
KMO IMF–Oakland	07/22/2015	06/30/2015	$6,743,633	$258,175,001	[* * *]	[* * *]
Reading Surgical Hospital	07/24/2015	06/30/2015	$24,990,000	$258,175,001	[* * *]	[* * *]
Post Acute Warm Springs Speciality Hospital at Luling	07/30/2015	06/30/2015	$9,675,000	$258,175,001	[* * *]	[* * *]
Nebraska Healthcare Facility	10/14/2015	09/30/2015	$13,011,247	$403,180,135	[* * *]	[* * *]
Heritage Park Portfolio	11/20/2015	10/31/2015	$33,940,000	[* * *]	[* * *]	[* * *]
HPI–Oklahoma City I	12/29/2015	11/30/2015	$34,692,226	[* * *]	[* * *]	[* * *]
HPI–Oklahoma City II	12/29/2015	11/30/2015	$10,325,779	[* * *]	[* * *]	[* * *]
Waco Data Center	12/30/2015	11/30/2015	$10,700,000	[* * *]	[* * *]	[* * *]

(1)	Projected proceeds equals proceeds, net of commissions, that the Company expects in good faith to raise in the registered offering over the next 12 months as of the date of acquisition.

[* * *] –Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

*            *             *            *            *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MORRIS, MANNING & MARTIN, LLP

Jennifer Monick

Securities and Exchange Commission

January 22, 2016

CVII-0008

CONFIDENTIAL TREATMENT REQUESTED BY

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

PURSUANT TO COMMISSION RULE 83

If you have any questions on the foregoing, please contact the undersigned at 404-504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/_Heath D. Linsky
Heath D. Linsky

cc:	John E. Carter
Todd M. Sakow
Owen J. Pinkerton, Esq.

January 22, 2016

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT II, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 26, 2015
File No. 333-191706

Dear Ms. Monick:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Carter Validus Mission Critical REIT II, Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Filing”), filed with the Commission on March 26, 2015;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Carter Validus Mission Critical REIT II, Inc.

By:	/s/ Todd M. Sakow
Name:	Todd M. Sakow
Title:	Chief Financial Officer and Treasurer

Carter Validus

4890 West Kennedy Boulevard  ¿  Suite 650  ¿  Tampa, FL 33609

Phone: 813.287.0101  ¿  Fax: 813.287.0397